STARFIELD RESOURCES INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
As at June 1, 2005
Form 51-102F1
FOR THE YEAR ENDED February 28, 2005

FORWARD

This Management Discussion and Analysis (“MD&A”) provides relevant information on the operations and financial condition of Starfield Resources Inc., (“Starfield” or the “Company”) during the twelve month period ended February 28, 2005. This MD&A has been prepared as of June 1, 2005.

The Company is incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003 and its major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake nickel-copper-cobalt-platinum-palladium project in Nunavut, Canada.

This MD&A supplements but does not form part of the audited financial statements and notes thereto for the period ended February 28, 2005. Consequently the following MD&A should be read in conjunction with the audited financial statements for the period ended February 28, 2005. Starfield’s Management is responsible for the preparation of these financial statements and notes thereto and the MD&A. These financial statements and the notes therein have been prepared in accordance with Canadian generally accepted accounting principles. All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars unless otherwise stated.

Additional information, including the Company’s Annual Information Form and the audited financial statements and the notes thereto for the period ended February 28, 2005 may be found on SEDAR at www.sedar.com and the Company website www.starfieldres.com. Additionally, the Company files a Form 20F annually with the Securities and Exchange Commission in the U.S.A.

Certain statements in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to differ from anticipated future results. Readers are cautioned not to place undue reliance on these forward-looking statements and readers are advised to consider such forward-looking statements in light of the risks inherent in mining exploration

SELECTED ANNUAL INFORMATION

The following is a summary of selected financial data for the Company for its last three completed financial years:

		Year ended		Year ended		Year ended
		Feb 28, 2005		Feb 29, 2004		Feb 28, 2003

Revenue	$	nil	$	nil	$	nil
Net Income (Loss)		(1,921,900)		(1,723,364)		(1,970,057)
Earnings (Loss) per Share		(0.0177)		(0.0245)		(0.0379)
Dividends per Share		nil		nil		nil
Weighted Average # of Shares		108,333,048		70,241,100		51,906,222
Working Capital		839,920		(432,192)		(1,344,153)
Mineral Properties		34,051,441		24,381,058		21,326,644
Long Term Debt		nil		nil		nil
Shareholder’s Equity		34,854,782		23,963,949		20,003,256
Total Assets		35,689,464		25,425,329		21,595,636

Net Income (Loss) US GAAP		(11,830,357)		(4,777,778)		(8,476,127)
Earnings (Loss) per Share US GAAP		(0.1092)		(0.0680)		(0.1632)
Total Assets US GAAP		1,638,023		1,044,271		268,992

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters ending February 28, 2005.

	2/28/05	11/30/04	8/31/04	5/31/04	2/29/04	11/30/03	8/31/03	5/31/03
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	553,018	419,842	498,213	500,196	565,413	459,700	279,311	369,656
Stock based compensation	62,040	-	126,665	-	8,140	41,144	-	-
Future income tax recovery	(238,074)	-	-	-	-	-	-	-
Loss – Canadian GAAP	376,984	419,842	624,878	500,196	573,553	500,844	279,311	369,656
Deferred mineral property costs	1,002,101	3,284,986	3,610,871	1,772,425	885,909	1,635,033	373,107	160,365
US GAAP Deferred income tax recovery and expense	238,074	-	-	-	-	-	-	-
Loss – US GAAP	1,617,159	3,704,828	4,235,749	2,272,621	1,459,462	2,135,877	652,418	530,021
Loss per share – Canadian GAAP	0.0035	0.0040	0.0062	0.0054	0.0082	0.0076	0.0044	0.0060
Loss per share – US GAAP	0.0149	0.0356	0.0419	0.0247	0.0208	0.0327	0.0107	0.0087
Weighted average number of shares	108,333,048	104,143,004	101,084,595	92,016,188	70,241,100	65,230,045	60,904,040	60,727.373
Total Assets	35,689,464	34,394,797	31,849,281	31,535,702	25,425,329	23,993,618	21,991,596	21,606,323

For the year ended February 28, 2005, the Company experienced no revenues and does not expect revenues in the near future since its activities continue to be concentrated on expanding the resource at the Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada through active exploration. During the year, exploration expenditures of $9,318,863 were conducted on the Company’s 100% owned Ferguson Lake property and a total of $311,520 on the Starfield/Wyn property (the Company has an option to earn a 50% interest in this property).

During the year ended February 28, 2005, the Company completed private placements totaling 26,724,944 units and 2,273,890 flow through common shares to raise a total of $11,545,790 net of finders fees. In addition, 4,370,750 outstanding share purchase warrants were exercised netting the Company $1,496,688. As a result, with the ongoing exploration expenditures and with the foregoing amount of capital raised during the year, the Company’s working capital position increased to $839,920 as at February 28, 2005 compared to a working capital deficiency of ($432,192) as at February 29, 2004. Subsequent to the year end, an additional 7,382,195 share purchase warrants were exercised to net $3,149,587.70 and 405,000 share purchase options were exercised to net $168,500. The additional capital raised will allow the Company to fund the next phase of exploration at Ferguson Lake and have sufficient working capital to meet its general and administrative expenses.

For fiscal 2006, the Company plans on spending approximately $579,000 per quarter on administration expenses.

QUARTERLY ADMINISTRATION EXPENSES FOR THE FOURTH QUARTER ENDED FEBRUARY 28, 2005

	Quarterly Budget $	Actual $	Quarterly Variance $	YTD Budget $	Actual $	YTD Variance $
Travel & Conferences	120,000	222,516	102,516	480,000	599,144	119,144
Computer fees	33,000	(1,824)	(34,824)	132,000	33,428	(98,572)
Advertising & Promotion	60,000	30,214	(29,786)	240,000	121,973	(118,027)
Consulting	120,000	108,068	(11,932)	480,000	288,384	(191,616)
Management & Investor Relations	51,000	28,000	(23,000)	204,000	180,403	(23,597)
Office & Rent	135,000	118,674	(16,326)	540,000	427,948	(112,052)
Professional Fees & Regulatory Fees	60,000	45,487	(14,513)	240,000	315,041	75,041
TOTAL EXPENSES	579,000	551,135	(27,865)	2,316,000	1,966,321	(349,679)

GENERAL AND ADMINISTRATIVE EXPENSES

For the year ended February 28, 2005, administrative expenses, excluding amortization expenses of $4,948 and stock-based compensation of $188,705, totaled $1,966,321 and was $349,679 under the budgeted expenses of $2,316,000. This was mainly a result of the following expenses which came in under budget: Consulting ($191,616), Computer fees ($98,572), Advertising and Promotion ($118,027), Management and Investor Relations ($23,597) as well as Office and Rent ($112,052). Due to changing personnel and space requirements a number of these budgeted amounts may have to be adjusted for future fiscal periods. Travel and Conferences was $119,144 over budget and Professional and Regulatory fees were also over by $75,041, both a result of the increased corporate activities associated with procuring and completing the large amount of private placement financings that occurred during this fiscal year.

For the fourth quarter ended February 28, 2005 total expenses of $551,135 (excluding amortization expenses of $1,883 and stock-based compensation of $62,040) were under budget by $27,865. Major deviations from the budgeted amounts occurred in Computer fees ($34,824 under budget), Advertising & Promotion ($29,786 under budget), Consulting ($11,932 under budget), Management and Investor Relations ($23,000 under budget), Office & Rent ($16,326 under budget) and Professional and Regulatory ($14,513 under budget). Only Travel and Conferences was over the budgeted amount by $102,516. The same factors that caused the overall fiscal year deviations from the budgeted amounts occurred during the fourth quarter.

FERGUSON LAKE EXPLORATION

During the year ended February 28, 2005, the Company expended $9,630,383 on exploration at its Ferguson Lake nickel-copper-cobalt-platinum-palladium project (direct exploration on the Company’s 100% owned property was $9,318,863, while exploration on the Wyn/Starfield 50% option property was $311,520).

Deferred Exploration Work breakdown for the year ended February 28, 2005:

a)	Ferguson Lake – 100% Starfield
	- Personnel	$2,285,812
	- Aircraft support including helicopter moves	2,856,755
	- Diamond drilling	2,282,539
	- Camp support costs including fuel requirements	1,199,717
	- Analytical and Geophysical Services	615,020
	- Mobilization and demobilization	79,020
		$9,318,863
b)	Ferguson Lake - Starfield/Wyn 50% Option
	- Personnel	$92,621
	- Air support including helicopter moves	72,282
	- Diamond drilling	67,250
	- Camp support costs including fuel requirements	26,093
	- Analytical and geophysical services	44,598
	- Mobilization and demobilization	8,676
		$311,520

Drilling consisted of 57 inclined and 2 wedge diamond drill holes for approximately 21,387 meters. Included were a total of 4 metallurgical test holes from which samples have been shipped to laboratories in South Africa, Australia and Canada. As at May 31, 2005, the results of all the foregoing drilling were reported, with 9 low sulphide and 8 massive sulphide intersections having been reported subsequent to February 28, 2005. In addition, during fiscal 2005, the Company completed a 343 line kilometre airborne geophysical survey, ground UTEM geophysics, SQUID ground geophysics and BORE-HOLE geophysics.

The 2004 Ferguson Lake combined Phase I and Phase II Exploration Program (March 1, 2004 to February 28, 2005), budgeted at approximately $8,500,000, had the following objectives:

1.
Delineation diamond core drilling (15,000 meters) in the “Pit Area” eastern portion of the West Zone to develop Inferred Resources for the Platinum and Palladium low-sulphide mineralization and to further evaluate and upgrade both Indicated and Inferred mineral resources of the PGE-bearing Copper-Nickel- Cobalt massive sulphides.

2.	Exploration diamond core drilling (12,000 meters) along the southwest and 3-kilometer long (and open) positive UTEM conductor known as the 119 Zone Extension, which was identified in 2003.

3.
Conduct ground-based UTEM geophysical surveys and state-of-the-art detailed magnetic and electromagnetic airborne surveys to identify new highly-prospective targets and to evaluate highest priority conductors across the original and newly-staked mineral claims.

4.	Diamond drill 2 HQ size holes, one in the massive sulphides and one in the low sulphides, to obtain material for pending metallurgical testing.

In the “Pit Area” eastern portion of the West Zone, the Company drilled 15,093 meters, comprised of 43 holes or 14,294 meters, designed to upgrade the massive sulphide indicated resource and to establish a base towards which a possible inferred resource of the low sulphide platinum-palladium could be calculated. Also, 5 holes of HQ size were drilled to provide material for metallurgical testing of both massive sulphides and footwall low sulphides. After review of all relevant data, it was determined that several additional holes would be drilled in the “Pit Area” early on in the calendar 2005 program to provide greater confidence in the resource calculations that are expected during the summer of 2005. To assist in the resource calculation in the low-sulphide footwall mineralization, the Company has contracted with Dr. I. Clark of Geostokos Limited who will independently provide resource estimates of precious metals. Dr. Clark has a long history of audit, evaluation and mine planning assistance in the precious metal field and has been involved in deposits at Stillwater, Norilsk and others, notably in South Africa.

During the 2003 exploration program, ground geophysics completed to the southwest of the 119 Zone discovery indicated that a strong electromagnetic conductor continued for a minimum of 3,000 meters beyond the 119 Zone and that the geophysical signature was the same as that of the West Zone. The Company was most pleased with this development, since it suggested that the West Zone, the 119 Zone and this new 119 Extension, is a continuous conductor extending for 8 kilometers, and is still open to the southwest. Accordingly, it was one of the 2004 exploration season’s objectives to devote, if necessary, up to 12,000 meters of diamond drilling to test the conductor for sulphides. During 2004, approximately 4,110 meters was drilled along this conductor in 2 drill holes and 2 additional wedge holes. The first drill hole, FL04-174 and two directionally-drilled wedge holes were collared as 720 meter step-outs from holes previously drilled at the 119 Zone discovery. Massive sulphide intersections of 7.1 meters and 2.6 meters were intersected in the FL04-174 drill core. Borehole UTEM confirmed the presence of a strong conductor, and modelling suggested the intercepts were located in the bottom one-third of this conductor. Wedge one (W1) was set to intercept the conductor above and up-dip from the 04-174 massive sulphide horizons and intersected 1.6 meters of massive sulphides before encountering a post-mineral dyke. The second wedge hole (W2) was directionally-drilled off-section to the west, in order to bypass the dyke emplacement area, and it intercepted 8.1 meters of massive sulphides. Down-hole Pulse Electromagnetic Surveying (PEM) was conducted by Crone Geophysics and Exploration Ltd. who stated that “the hole is characterized by a very long wavelength in-hole response evident at a hole depth of 1220 meters, indicating the hole has intersected a very large and highly-conductive source at/near this depth.” Numerical Modeling of the down-hole PEM results is interpreted by Crone as follows: “A conductor with a minimum depth extent of 600m had to be utilized, and in fact much closer fits to the measured field data were obtained when the size of the body was increased to 700-800m. It is impossible to determine the total strike extent of a conductive source from the survey of just one hole, but in the modeling a minimum strike extent of 800-1000m was utilized. Modeling results also indicated that the dip of this zone was likely on the order of 75 degrees.” Crone further notes that “given the high conductance and large dimensions of this source, this appears as an extremely attractive and high priority target for future exploration.”

The second drill hole FL04-200 was collared to target the continuous UTEM conductor 610 meters further to the southwest of FL04-174. This hole intercepted 30 meters of gabbro-hosted disseminated stringer, stockwork, semi-massive and narrow massive sulphide bands. On behalf of Starfield, Crone Geophysics conducted a borehole PEM survey and also a SQUID surface geophysical survey at hole 04-200. Data for the SQUID survey was collected on lines 90+00W, 88+00W and 86+00W. Regarding the SQUID surface survey, the Crone Geophysics and Exploration Ltd. Geophysical Survey Report, April, 2005 stated: “the modeling results indicated that the depth to the top of this conductor was on the order of 750 meters and suggested a minimum depth extent on the order of 450 meters,” that “a long wavelength cross-over from a deep-seated conductor was evident”, and further “a northerly dip of 60 degrees was utilized.” Numerical modeling of the PEM borehole survey data for hole 04-200 gave a “strong in-hole response” near “a hole depth of about 1,170 meters, indicating the hole intersected well within a very strong conductor.” Results further suggest that “the strike extent of this zone is, in fact, well in excess of 800 meters” and “the conductor must extend below the hole for a considerable distance as well.” The PEM survey of 04-174W2 indicated that the conductive plate dips at about 70 degrees and numerical modeling suggests that a body-plate size of 800 X 800 meters is required to generate the observed field data. After the 4,110 meters of drilling was completed in holes FL04-174 and FL04-200 along the 119

Zone Extension, the Company was satisfied that indeed the UTEM survey in 2003 that identified a further 3,000 meters of conductive anomaly is a result of massive sulphide mineralization and as such presents a major opportunity for resource expansion.

As a direct result of positive airborne and SQUID ground geophysics on the east side of the lake, a further 2,185 meters of exploration drilling was completed to test these newly-identified targets. On the M-Zone, 5 diamond drill core holes for 1,674 meters were completed and on the Wyn option ground 2 diamond drill core holes for 511 meters were completed. Gabbro-hosted mineralization was encountered in all drill holes that targeted interpreted ground geophysical anomalies and again demonstrated the importance of geophysics as a prospecting tool. While encountered mineralization was weak, several existing strong geophysical anomalies have yet to be drilled during the 2005 campaign.

During the 2004 second phase of delineation drilling of the “Pit Area” of the West Zone, Starfield drilled a “metallurgical hole” (hole 04-188 location 45+80W/1+95N) in order to obtain suitable Platinum Group Element (PGE) enriched footwall mineralization to conduct metallurgical and mineralogical testing. Dr. Evan Kirby of Metallurgical Management Services, Perth, Australia was engaged to supervise, design and plan the testwork program undertaken by SGS Lakefield Research Africa at their Johannesburg, S.A. laboratories. In a technical Progress Report, Dr. Kirby documented preliminary results that showed excellent PGE recoveries achieved in rougher and cleaner froth flotation testwork. The low-sulphide, PGE-bearing zone tested from Met-hole 04-188 was 15 meters in length grading 5.99 g/t 2 PGE (2.61 g/t Pt+3.38 g/t Pd). The results on rougher flotation were 90% (Pt+Pd) recovery and 45 g/t (Pt+Pd) concentrate grade. On open circuit cleaner flotation with three stages of cleaning, 421 g/t (Pt+Pd) concentrate grade was obtained with 68% (Pt+Pd) recovered. The preliminary met test results were obtained from flotation testwork with no attempt at optimizing process parameters such as fineness of grind and reagent additions or locked cycle circuit tests. Dr. Kirby’s assessment of the preliminary results is that:

•	they compare favourably to the laboratory flotation of South African Merensky Reef ores.
•	they exhibit excellent flotation kinetics (fast) and recoveries (high) and were achieved with low reagent additions (potential low costs), and
•	they are amongst the best PGE recovery/grade results that he has seen.

Promising results have also been obtained from rougher flotation work on Footwall Massive Sulphide Zone material obtained from a 1.3 meter interval from Met-Hole 04-188 which graded 3.07 g/t 2PGE. Dr. Kirby reports that for this PGE-bearing massive pyrrhotite rich material “selective flotation could form the basis of a commercial recovery process.”

The fiscal year 2004 exploration was most successful:

1.
Drilling and down-hole and surface geophysics succeded in establishing that the 3,000 meter (and still open) 119 Extension conductor to the southwest of the 119 Zone is a result of massive sulphides and therefore holds significant promise for significant resource expansion.

2.
Drilling in the West Zone “Pit Area” succeeded in continuing to intersect promising grades and widths of PGEs in the low-sulphide horizon to the extent that the Company has engaged a PGE expert to commence a resource calculation.

3.	Metallurgical testing of the low-sulphide mineralization returned impressive recovery results.

4.	Airborne geophysics identified several previously unknown targets to depths of 450 meters and suggests that parallel structures may exist on the property.

5.
As a result of the significant airborne success, a further 144 claims, or 358,967 acres, of contiguous ground was staked to the east, west and south of the current claim block. The mineral claims under control of Starfield now extend 112 kilometers from east to west and cover an area that is the size of a major “District”.

The 2005-2006 exploration season will again be conducted in two phases, the first of which will cover:

1.	approximately 8,000 line kilometres of airborne geophysics over the old and newly-staked claims of 2,500 square kilometers;

2.	follow-up SQUID geophysics on conductors discovered in 2004 and those potentially found in the 2005 survey;

3.	diamond core drilling in the “Pit Area” West Zone to assist in the calculation of new resource evaluations for both the massive sulphides and low sulphide PGE targets;

4.	diamond core drilling along the West Zone to attempt to connect it up to the 119 Zone;

5.	continuation of a variety of metallurgical laboratory initiatives; and

6.	further geophysics and possibly exploratory drilling on the Wyn Developments Inc. option property.

DIRECTORS AND OFFICERS

The Directors and Officers as of the date of this report are the following:

Glen J. Indra	Director, President and Chief Executive Officer
Glen Macdonald	Director and Chief Financial Officer
Robert Maddigan	Director
Henry Giegerich	Director
Ross Glanville	Director

LIQUIDITY AND SOLVENCY

The Company had working capital of $839,920 at February 28, 2005 compared to a working capital deficiency at the end of the previous fiscal year ending February 29, 2004 of $432,192. Subsequent to the year end, a further $3,318,088 was raised through the exercise of share purchase warrants and share purchase options (see Subsequent Events).

There have been no changes in accounting policies and the Company has made no off-balance sheet arrangements and none are contemplated in the future. The Company does not utilize any financial or other instruments in its operations.

RELATED PARTY TRANSACTIONS

For the year ending February 28, 2005, management fees in the amount of $2,000 was paid to the Chief Financial Officer and $50,000 was paid to a corporation controlled by the President and Chief Executive Officer of the Company. Consulting fees totaling $15,000 for the year ending February 28, 2005 were paid to Directors of the Company for their work on the Audit, Compensation and Corporate Governance committees.

SUBSEQUENT EVENTS

The Company received $168,500 pursuant to the exercise of 405,000 share purchase options and $3,149,588 pursuant to the exercise of 7,382,195 share purchase warrants.